CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	June 30, 2024	December 31, 2023
Current assets:
Cash and cash equivalents	$90,277	$89,642
Trade accounts receivable (note 4)	599,040	412,498
Inventories (note 5)	1,110,430	1,089,441
Prepaid expenses, deposits and other current assets	78,342	95,955
Assets held for sale	7,231	—
Total current assets	1,885,320	1,687,536
Non-current assets:
Property, plant and equipment	1,190,792	1,174,515
Right-of-use assets	84,815	81,447
Intangible assets	256,830	261,419
Goodwill	271,677	271,677
Deferred income taxes	21,704	23,971
Other non-current assets	28,136	14,308
Total non-current assets	1,853,954	1,827,337
Total assets	$3,739,274	$3,514,873
Current liabilities:
Accounts payable and accrued liabilities	$463,755	$408,294
Income taxes payable	20,992	1,635
Current portion of lease obligations (note 8(d))	16,261	14,161
Current portion of long-term debt (note 6)	300,000	300,000
Total current liabilities	801,008	724,090
Non-current liabilities:
Long-term debt (note 6)	919,000	685,000
Lease obligations (note 8(d))	93,319	83,900
Deferred income taxes	28,876	18,118
Other non-current liabilities	44,727	46,308
Total non-current liabilities	1,085,922	833,326
Total liabilities	1,886,930	1,557,416
Equity:
Share capital	275,233	271,213
Contributed surplus	67,233	61,363
Retained earnings	1,504,557	1,611,231
Accumulated other comprehensive income (note 10)	5,321	13,650
Total equity attributable to shareholders of the Company	1,852,344	1,957,457
Total liabilities and equity	$3,739,274	$3,514,873
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2024 41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Net sales (note 14)	$862,168	$840,438	$1,557,964	$1,543,301
Cost of sales	600,216	623,842	1,084,879	1,139,042
Gross profit	261,952	216,596	473,085	404,259
Selling, general and administrative expenses (note 8(f))	123,630	78,064	228,868	159,909
Gain on sale and leaseback (note 8(e))	—	—	—	(25,010)
Net insurance gains (note 8(g))	—	(74,172)	—	(74,172)
Restructuring and acquisition-related (recovery) costs (note 7)	(2,893)	30,009	(2,095)	32,844
Operating income	141,215	182,695	246,312	310,688
Financial expenses, net (note 8(b))	24,272	20,731	46,998	37,683
Earnings before income taxes	116,943	161,964	199,314	273,005
Income tax expense (note 15)	58,537	6,676	62,241	20,100
Net earnings	58,406	155,288	137,073	252,905
Other comprehensive (loss) income, net of related income taxes (note 10):
Cash flow hedges	(12,882)	1,537	(8,329)	6,847
Comprehensive income	$45,524	$156,825	$128,744	$259,752
Earnings per share (note 11):
Basic	$0.35	$0.87	$0.81	$1.42
Diluted	$0.35	$0.87	$0.81	$1.41

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2024 42

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended June 30, 2024 and July 2, 2023
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	40,788	—	—	40,788
Shares issued under employee share purchase plan	24	827	—	—	—	827
Shares issued pursuant to exercise of stock options	29	976	(143)	—	—	833
Shares issued or distributed pursuant to vesting of restricted share units and SARs	394	10,287	(18,456)	—	—	(8,169)
Shares repurchased for cancellation	(4,531)	(7,414)	—	—	(160,909)	(168,323)
Share repurchases for settlement of non-Treasury RSUs	(410)	(656)	—	—	(13,207)	(13,863)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,333)	—	—	(1,333)
Dividends declared	—	—	410	—	(69,631)	(69,221)
Transactions with shareholders of the Company recognized directly in equity	(4,494)	4,020	5,870	—	(243,747)	(233,857)
Cash flow hedges (note 10)	—	—	—	(8,329)	—	(8,329)
Net earnings	—	—	—	—	137,073	137,073
Comprehensive income	—	—	—	(8,329)	137,073	128,744
Balance, June 30, 2024	165,492	$275,233	$67,233	$5,321	$1,504,557	$1,852,344
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	16,018	—	—	16,018
Shares issued under employee share purchase plan	27	806	—	—	—	806
Shares issued pursuant to exercise of stock options	218	6,250	(846)	—	—	5,404
Shares issued or distributed pursuant to vesting of restricted share units and SARs	648	14,429	(29,807)	—	—	(15,378)
Shares repurchased for cancellation	(3,553)	(4,296)	—	—	(105,993)	(110,289)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	868	—	(68,107)	(67,239)
Transactions with shareholders of the Company recognized directly in equity	(3,308)	16,639	(11,692)	—	(193,105)	(188,158)
Cash flow hedges (note 10)	—	—	—	6,847	—	6,847
Net earnings	—	—	—	—	252,905	252,905
Comprehensive income	—	—	—	6,847	252,905	259,752
Balance, July 2, 2023	176,401	$218,968	$67,797	$16,692	$1,650,299	$1,953,756
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2024 43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Cash flows from (used in) operating activities:
Net earnings	$58,406	$155,288	$137,073	$252,905
Adjustments for:
Depreciation and amortization (note 8(a))	36,794	31,603	68,382	59,539
Non-cash restructuring (gains) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 7)	(4,940)	7,493	(5,394)	7,110
Cash settled share-based awards in connection with outgoing executives termination benefits	(15,396)	—	(15,396)	—
(Gain) Loss on disposal of PP&E	8	(88)	(2)	(25,121)
Share-based compensation	36,959	8,062	43,248	16,092
Deferred income taxes	13,837	2,545	13,015	9,939
Other (note 12(a))	(11,650)	11,334	(12,415)	6,945
Changes in non-cash working capital balances (note 12(c))	26,032	(34,412)	(115,857)	(325,001)
Cash flows from (used in) operating activities	140,050	181,825	112,654	2,408

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(35,531)	(54,105)	(77,702)	(127,062)
Purchase of intangible assets	(745)	(1,915)	(2,545)	(2,814)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	95	252	167	51,273
Cash flows from (used in) investing activities	(36,181)	(55,768)	(80,080)	(78,603)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facility	79,000	15,000	234,000	215,000
Payment of lease obligations	(3,002)	(4,122)	(6,792)	(17,117)
Dividends paid	(69,221)	(67,239)	(69,221)	(67,239)
Proceeds from the issuance of shares	1,239	1,013	1,584	6,136
Repurchase and cancellation of shares	(112,510)	(75,704)	(169,210)	(107,722)
Share repurchases for settlement of non-Treasury RSUs	—	—	(13,863)	(19,555)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(125)	(138)	(8,169)	(15,378)
Cash flows from (used in) financing activities	(104,619)	(131,190)	(31,671)	(5,875)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(169)	(96)	(268)	261
(Decrease) Increase in cash and cash equivalents during the period	(919)	(5,229)	635	(81,809)
Cash and cash equivalents, beginning of period	91,196	73,837	89,642	150,417
Cash and cash equivalents, end of period	$90,277	$68,608	$90,277	$68,608

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$17,867	$15,138	$34,432	$29,397
Income taxes, net of refunds	7,373	11,785	13,133	17,880
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2024 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended June 30, 2024
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and six months ended June 30, 2024 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2023 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2024 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 31, 2024.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On January 1, 2024. the Company adopted the following new or amended accounting standards:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

QUARTERLY REPORT - Q2 2024 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates in relation to Lack of Exchangeability. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency, and in determining the exchange rate to use and the disclosures to provide when it cannot. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

4. TRADE ACCOUNTS RECEIVABLE:

	June 30, 2024	December 31, 2023
Trade accounts receivable	$610,676	$423,663
Allowance for expected credit losses	(11,636)	(11,165)
	$599,040	$412,498

As at June 30, 2024, trade accounts receivables being serviced under a receivables purchase agreement amounted to $221.8 million (December 31, 2023 - $270.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 17, 2025, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $4.3 million (2023 - $3.8 million) and $7.7 million (2023 - $7.9 million) for the three and six months ended June 30, 2024, respectively, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Allowance for expected credit losses, beginning of period	$(11,274)	$(12,731)	$(11,165)	$(15,394)
(Impairment) Reversal of impairment of trade accounts receivable	(472)	1,554	(815)	3,823
Write-off of trade accounts receivable	110	7	344	401
Allowance for expected credit losses, end of period	$(11,636)	$(11,170)	$(11,636)	$(11,170)

QUARTERLY REPORT - Q2 2024 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	June 30, 2024	December 31, 2023
Raw materials and spare parts inventories	$188,423	$165,527
Work in progress	79,501	57,938
Finished goods	842,506	865,976
	$1,110,430	$1,089,441

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		June 30, 2024	December 31, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.7%	$469,000	$235,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$919,000	$685,000
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	7.0%	300,000	300,000	May 2025
		$300,000	$300,000
Long-term debt (including current portion)		$1,219,000	$985,000
(1)Represents the annualized effective interest rate for the six months ended June 30, 2024, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $43.8 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million DDTL with a one-year maturity from the effective date. On May 16, 2024, the Company extended the term of the DDTL to May 26, 2025. All other terms of the agreement remained unchanged.

The Company was in compliance with all financial covenants at June 30, 2024.

QUARTERLY REPORT - Q2 2024 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED (RECOVERY) COSTS:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Employee termination and benefit costs	$—	$15,324	$—	$15,831
Exit, relocation and other costs	1,982	7,192	3,228	9,903
Net (gain) loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	(4,875)	7,493	(5,323)	7,110
Restructuring and acquisition-related (recovery) costs	$(2,893)	$30,009	$(2,095)	$32,844

Restructuring and acquisition-related recoveries for the six months ended June 30, 2024 related to the following: $5.3 million in gains on disposals primarily relating to the sublease of a closed distribution facility in the western United States, partially offset by costs of $3.2 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related costs for the six months ended July 2, 2023 related to the following: $28.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $2.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility, and $1.4 million mainly related to the completion of previously initiated restructuring activities.

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Depreciation of property, plant and equipment	$28,906	$25,021	$56,072	$49,626
Depreciation of right-of-use assets	3,963	3,415	7,334	6,674
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	647	(246)	(2,024)	(3,648)
Amortization of intangible assets, excluding computer software	1,923	2,037	4,257	4,138
Amortization of computer software	1,355	1,376	2,743	2,749
Depreciation and amortization included in net earnings	$36,794	$31,603	$68,382	$59,539

Included in property, plant and equipment as at June 30, 2024 is $87.4 million (December 31, 2023 - $185.3 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at June 30, 2024 is $3.3 million (December 31, 2023 - $1.2 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at June 30, 2024, the Company has approximately $100 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

QUARTERLY REPORT - Q2 2024 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(b) Financial expenses, net:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Interest expense on financial liabilities recorded at amortized cost(1)	$18,053	$14,671	$34,087	$26,077
Bank and other financial charges	5,942	4,985	10,813	10,261
Interest accretion on discounted lease obligations	1,224	885	2,237	1,588
Interest accretion on discounted provisions	107	53	213	105
Foreign exchange (gain) loss	(1,054)	137	(352)	(348)
Financial expenses, net	$24,272	$20,731	$46,998	$37,683
(1) Net of capitalized borrowing costs of nil (2023 - $1.0 million) and nil (2023 - $2.0 million) respectively, for the three and six months ended June 30, 2024.

(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.6 million (2023 - $0.3 million) and $0.6 million (2023 - $0.5 million) respectively, for the three and six months ended June 30, 2024, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at June 30, 2024, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.6 million (December 31, 2023 - $0.3 million).

As at June 30, 2024, the Company has a commitment of $0.6 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2024.

Included in selling, general and administrative expenses (SG&A), for three and six months ended June 30, 2024, are the following related party transactions:

–$21.6 million of severance and other termination benefits to outgoing executives (see note 8(f)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. As at June 30, 2024, the amount in accounts payable and accrued liabilities related to these charges was nil.
–$9.4 million in accrued expenses relating to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company’s Board of Directors since May 23, 2024). The approved reimbursement relates to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024. As at June 30, 2024, the amount in accounts payable and accrued liabilities related to these charges was $9.4 million.
–Refer to note 8(f) for compensation expenses relating to Mr. Chamandy’s reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board, and note 8(j) regarding a share-based award approved for Mr. Chamandy in the second quarter.

QUARTERLY REPORT - Q2 2024 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	June 30, 2024	December 31, 2023
Current	$16,261	$14,161
Non-current	93,319	83,900
	$109,580	$98,061

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at June 30, 2024:

June 30, 2024
Less than one year	$23,013
One to five years	64,971
More than five years	45,665
$133,649

For the three and six months ended June 30, 2024, the total cash outflow for recognized lease obligations (including interest) was $4.2 million and $9.0 million (2023 - $5.0 million and $18.7 million) respectively, of which $3.0 million and $6.8 million (2023 - $4.1 million and $17.1 million) respectively, was included as part of cash outflows used in financing activities. The decrease in cash outflow is largely due to the termination of a lease in 2023.

(e) Sale and leaseback:
During the six months ended July 2, 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution centre, were recognized in the condensed interim consolidated statement of cash flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million at inception. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

QUARTERLY REPORT - Q2 2024 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(f) Costs relating to proxy contest and leadership changes and related matters
During the three and six months ended June 30, 2024, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $57.2 million and $76.8 million (2023 - nil and nil), respectively, consisting of the following:

•Advisory fees on shareholder matters of $18.0 million and $33.3 million, respectively;
•Severance and other termination benefits of $21.6 million in the second quarter to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
•Compensation expenses relating to Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer of $7.8 million in the second quarter ($8.9 million year-to-date). The expense includes $1.7 million in the second quarter for back pay and accruals for short-term incentive plan benefits, as well as $15.9 million in the second quarter ($17.0 million year-to-date) in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of $9.8 million in the second quarter of 2024 in severance benefits which had been accrued in the fourth quarter of 2023;
•Incremental costs relating to the previous Board and refreshed Board of $7.4 million in the second quarter. These charges include $4.8 million for a Directors and Officers run-off insurance policy, $0.4 million for special board meeting fee payments, and $2.2 million for the increase in value of the deferred share units (DSU) liability;
•Stock-based compensation relating to special retention awards of $1.9 million in the second quarter ($2.6 million year-to-date). At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
•Advisory, legal and other expenses of $0.5 million in the second quarter ($3.0 million year-to-date) with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(g) Net insurance gains
During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income Net insurance gains.

(h) Government assistance:
For the three and six months ended June 30, 2024 the Company recognized $4.6 million and $8.8 million (2023 - $4.5 million and $9.9 million), respectively, in cost of sales in the condensed interim consolidated statement of earnings and comprehensive income relating to government assistance for production costs.

During the three months ended June 30, 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The Company recognized $17.2 million (2023 - nil) for this jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statement of earnings and comprehensive income, which was applied as a reduction to income taxes payable. The jobs credit is effective retroactively to January 1, 2024.

QUARTERLY REPORT - Q2 2024 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(i) Share repurchases:
On June 20, 2024, Canada’s Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax and based on the shares repurchased for cancellation under the Company’s normal course issuer bid (NCIB) program during the six months ended June 30, 2024. The tax expense for the first half of fiscal 2024 was $3.3 million and has been recorded as a charge to equity. This amount is included accounts payable and accrued liabilities in the statement of financial position as at June 30, 2024, as the amount is only payable in 2025.

(j) Stock-based compensation:
Changes in non-Treasury restricted share units (RSUs) during the first half of fiscal 2024:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, December 31, 2023	1,516	$33.26
Changes in outstanding non-Treasury RSUs:
Granted(1)	571	37.32
Additional units for vested performance conditions	486	30.73
Granted for dividends declared	10	35.74
Settled - common shares	(383)	30.49
Settled - payment of withholding taxes	(225)	30.49
Forfeited	(24)	34.27
Settled in cash for outgoing executives	(82)	35.10
Reinstated awards for President & CEO	439	37.92
Non-Treasury RSUs outstanding, June 30, 2024	2,308	$35.28
(1) Includes 296 RSUs granted to three executive officers of the Company, under the Company’s annual long-term incentive program (LTIP) and for special retention awards. In addition, on June 28, 2024, the Board of Directors approved a share-based award for Mr. Chamandy under the Company’s annual LTIP program, with a total grant date fair value of $8.7 million, for which the number of RSUs has not been established due to the Company being in a trading blackout at the time of the grant approval (the number of RSUs to be granted is expected to be established based on the Company’s closing share price on August 2, 2024) and therefore do not appear in the above table.

The compensation cost related to the Company’s share-based awards included in operating income for the three and six months ended June 30, 2024 was an expense of $37.0 million and $43.2 million respectively (2023 - $8.1 million and $16.1 million respectively), which primarily relates to non-Treasury RSUs awarded annually to eligible employees under the Company’s long-term incentive program. The increase in the expense compared to last year is mainly due to the accelerated vesting of non-Treasury RSU awards for outgoing executives Mr. Tyra and Mr. Bajaj (which impacted the expense for the three and six months ended June 30, 2024 by $12.3 million as described in notes 8(c) and 8(f) to these financial statements), and the impact of Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer which included the reinstatement of share-based awards which had been canceled by the previous Board of Directors in the fourth quarter of 2023 (resulting in a past service expense of $15.9 million and $17.0 million for the three and six months ended June 30, 2024 as described in note 8(f) to these financial statements). The accelerated expense for the two outgoing executives includes amounts relating to share-based awards with a total value of approximately $12 million, which were approved during the first quarter of fiscal 2024 but for which the number of RSUs had not been established due to the Company being in a trading blackout. These awards were fully paid out in the second quarter of fiscal 2024 to the outgoing executives at the approved value, before the number of RSUs relating thereto was established, and therefore do not appear in the RSU table above.

QUARTERLY REPORT - Q2 2024 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	June 30, 2024	December 31, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$90,277	$89,642
Trade accounts receivable	599,040	412,498
Financial assets included in prepaid expenses, deposits and other current assets	39,263	45,136
Long-term non-trade receivables included in other non-current assets	27,822	12,863
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	12,259	15,797
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$461,480	$403,534
Long-term debt - bearing interest at variable rates	1,119,000	885,000
Long-term debt - bearing interest at fixed rates(2)	100,000	100,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	2,275	4,760
(1) Accounts payable and accrued liabilities include $14.8 million (December 31, 2023 - $12.5 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $68.1 million (December 31, 2023 - $49.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $97.6 million as at June 30, 2024 (December 31, 2023 - $98.6 million).

QUARTERLY REPORT - Q2 2024 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2024 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$1,519	$(831)	$1,517	$(3,009)
Commodity price risk	(9,398)	3,706	(2,781)	8,931
Interest rate risk	1,055	4,372	3,967	1,609
Income taxes	(15)	8	(15)	30
Amounts reclassified from OCI to inventory, related to commodity price risk	(3,852)	(4,579)	(7,073)	(1,731)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(114)	653	38	1,193
Cost of sales	—	(33)	—	(88)
Selling, general and administrative expenses	100	325	(29)	1,095
Financial expenses, net	(2,179)	(2,072)	(3,947)	(1,149)
Income taxes	2	(12)	(6)	(34)
Other comprehensive income (loss)	$(12,882)	$1,537	$(8,329)	$6,847

As at June 30, 2024, accumulated other comprehensive income of $5.3 million consisted of net deferred gains on interest rate swap contracts of $9.4 million, and net deferred gains on forward foreign exchange contracts of $1.0 million and net deferred losses on commodity forward, option, and swap contracts of $5.1 million. Approximately $2.7 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2024 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Net earnings - basic and diluted	$58,406	$155,288	$137,073	$252,905
Basic earnings per share:
Basic weighted average number of common shares outstanding	168,005	177,624	168,437	178,584
Basic earnings per share	$0.35	$0.87	$0.81	$1.42
Diluted earnings per share:
Basic weighted average number of common shares outstanding	168,005	177,624	168,437	178,584
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	134	278	122	289
Diluted weighted average number of common shares outstanding	168,139	177,902	168,559	178,873
Diluted earnings per share	$0.35	$0.87	$0.81	$1.41

Excluded from the above calculation for the three months ended June 30, 2024 are nil stock options (2023 - 1,132,737) and nil Treasury RSUs (2023 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended June 30, 2024 are nil stock options (2023 - 1,132,737) and nil treasury RSUs (2023 - nil) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Unrealized net gain on foreign exchange and financial derivatives	$(75)	$(451)	$(504)	$(551)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	(6,607)	4,232	(5,762)	10,049
Other non-current assets	(5,570)	198	(4,800)	(6,443)
Other non-current liabilities	602	7,355	(1,349)	3,890
	$(11,650)	$11,334	$(12,415)	$6,945

QUARTERLY REPORT - Q2 2024 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Dividends payable	$(34,546)	$(33,566)	$—	$—
Shares repurchased for cancellation included in accounts payable and accrued liabilities	5,681	2,567	(4,270)	2,567
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	1,597	(703)	1,590	(7,874)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(53)	(313)	(106)	(313)
Additions to right-of-use assets included in lease obligations	16,318	138	16,525	4,323
Amounts payable relating to taxes on share repurchases	3,383	—	3,383	—
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	143	96	10,430	15,275
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	(13,504)	—	—	—
Amounts payable relating to non-Treasury RSUs to be settled in cash	1,295	—	2,384	—
Deferred compensation credited to contributed surplus	837	—	1,333	(2,075)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	410	868	410	868

(c) Changes in non-cash working capital balances:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Trade accounts receivable	$(87,712)	$(125,323)	$(188,350)	$(274,630)
Income taxes	20,340	(8,904)	19,121	(8,633)
Inventories	26,140	88,313	(18,965)	2,886
Prepaid expenses, deposits and other current assets	18,852	2,889	17,397	(901)
Accounts payable and accrued liabilities	48,412	8,613	54,940	(43,723)
	$26,032	$(34,412)	$(115,857)	$(325,001)

QUARTERLY REPORT - Q2 2024 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Activewear	$736,549	$691,758	$1,328,635	$1,279,558
Hosiery and underwear	125,619	148,680	229,329	263,743
	$862,168	$840,438	$1,557,964	$1,543,301

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
United States	$763,725	$745,907	$1,381,710	$1,370,963
Canada	27,501	28,110	52,827	53,781
International	70,942	66,421	123,427	118,557
	$862,168	$840,438	$1,557,964	$1,543,301

QUARTERLY REPORT - Q2 2024 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. INCOME TAXES:

	Three months ended		Six months ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
Income tax expense:
Tax expense excluding impact of Global Minimum Tax ("GMT") and other items below	$7,477	$5,643	$11,181	$9,597
Q1 2024 retroactive impact of GMT(1)	15,510	—	15,510	—
Q2 2024 impact of GMT(1)	23,540	—	23,540	—
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	11,510	—	11,510	—
Tax charge on 2023 gain on sale and leaseback of distribution facility and insurance gains	—	1,033	—	10,503
Tax charge relating to sublease gain included in restructuring and acquisition related (recovery) costs	500	—	500	—
Total income tax expense	$58,537	$6,676	$62,241	$20,100

Earnings before income taxes	$116,943	$161,964	$199,314	$273,005
Average effective income tax rate	50.1%	4.1%	31.2%	7.4%
(1) Before the impact of the Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities, the impact of GMT including related legislation enacted by the Barbados government was $39.1 million for the three and six months ended June 30, 2024 and includes $22.8 million relating to the impact of the increase in the Barbados corporate tax rate on 2024 earnings, and $16.3 million related to the top-up tax on the Company's earnings in Barbados.

The increase in the income tax expense and effective tax rate for the three and six months ended June 30, 2024, compared to the same period last year, is mainly due to the implementation of Global Minimum Tax and related initiatives in Canada and Barbados, more specifically as follows:

–During the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. For the six months ended June 30, 2024, the Company recognized an income tax expense of $22.8 million related to the impact of the Barbados corporate tax rate increase on the Company’s earnings in Barbados, and a deferred income tax expense of $11.5 million related to the impact of the tax rate increase on the remeasurement of deferred tax assets and liabilities in Barbados.
–During the second quarter of fiscal 2024, the Company became subject to the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024, as a result of the enactment of the Global Minimum Tax Act in Canada. For the six months ended June 30, 2024, the Company recognized a current tax expense of $16.3 million related to the top-up tax on the Company’s earnings in Barbados, resulting in an effective tax rate of 15% in Barbados. The top-up tax is levied on the Company’s subsidiaries in Barbados under Barbados’ domestic top-up tax legislation.

The Company previously disclosed in its 2023 Annual Financial Statements that if Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18% in 2023. However, for the first half of fiscal 2024, the Company’s effective tax rate was 31.2%, significantly higher than the proforma 2023 effective rate of 18%, due mainly to the impact of $76.8 million of charges incurred in Canada relating to the proxy contest, leadership changes and other matters, which are not expected to result in any tax benefit in Canada. These charges and the lack of tax benefit thereon increased the effective tax rate by 900 basis points. In addition, the $11.5 million deferred income tax charge (relating to the remeasurement of deferred tax assets and liabilities) and the $0.5 million tax expense relating to the sublease gain also increased the effective tax rate for the first half of fiscal 2024.

QUARTERLY REPORT - Q2 2024 59